                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                          ENVIRODYNE INDUSTRIES, INC.
                          ---------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)



                                   294037205
                                 --------------
                                 (CUSIP Number)

                             Gordon E. Forth, Esq.
                    WOODS, OVIATT, GILMAN, STURMAN & CLARKE
                               44 Exchange Street
                           Rochester, New York 14614
                                 (716) 454-5370
                                 ______________
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)


                               November 17, 1994
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


         Check the following box if a fee is being paid with the statement [ ]

                                  SCHEDULE 13D

CUSIP NO. 294037205                                          Page 2 of 45 Pages

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     THE MALCOLM I. GLAZER TRUST


  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

  3      SEC USE ONLY



  4      SOURCE OF FUNDS

                        OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]



  6      CITIZENSHIP OR PLACE OF ORGANIZATION

                        Florida

               NUMBER OF                      7      SOLE VOTING POWER
                SHARES
             BENEFICIALLY                                              4,189,298
               OWNED BY
                 EACH                         8      SHARED VOTING POWER
           REPORTING PERSON
                 WITH                                                     - 0 -

                                              9      SOLE DISPOSITIVE POWER

                                                                       4,189,298

                                              10     SHARED DISPOSITIVE POWER



  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,189,298

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                      [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.0%

  14     TYPE OF REPORTING PERSON

                   OO





154228                                                    Page 2 of 45 Pages

                                  SCHEDULE 13D

CUSIP NO. 294037205                                          Page 3 of 45 Pages


  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       MALCOLM I. GLAZER
                       S.S. NO. ###-##-####

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

  3      SEC USE ONLY



  4      SOURCE OF FUNDS

                        PF, BK

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]



  6      CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States

              NUMBER OF                       7      SOLE VOTING POWER
               SHARES
            BENEFICIALLY                                               4,189,298
               OWNED BY
                 EACH                         8      SHARED VOTING POWER
           REPORTING PERSON
                 WITH                                                     - 0 -

                                              9      SOLE DISPOSITIVE POWER

                                                                       4,189,298

                                              10     SHARED DISPOSITIVE POWER

                                                                           - 0 -

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        4,189,298

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                      [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        31.0%

  14     TYPE OF REPORTING PERSON

                         IN

154228                                                    Page 3 of 45 Pages

         This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement ("Statement") to the Schedule 13D dated August 14, 1994, as amended ("Schedule 13D"), and filed on August 15, 1994 on behalf of The Malcolm Glazer Trust ("Trust") and Malcolm I. Glazer relating to the common stock, par value $.01 per share, of Envirodyne Industries, Inc. ("Envirodyne"). All capitalized terms used herein and not otherwise defined herein have the meanings previously ascribed to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Statement is hereby amended by deleting the last paragraph thereof and inserting in place thereof the following paragraph:

         On November 17, 1994 and November 18, 1994, the Trust paid an aggregate of $12,790,162.41 in settling the purchases on those dates, including commissions, discussed in Item 5(a) below. Of the $12,790,162.41 used to make such purchases, $2,790,162.41 were obtained from the personal funds of Mr. Glazer which were contributed to the Trust and $10,000,000.00 of such funds were borrowed by the Trust from NationsBank, N.A. (the "Bank") pursuant to advances under a Credit Agreement dated as of November 14, 1994 ("Credit Agreement") among Mr. Glazer, the Trust and the Bank. The Credit Agreement provides for advances to Mr. Glazer and the Trust under a revolving line in the maximum principal amount of $10,000,000.00. Advances under the revolving line are evidenced by a $10,000,000.00 Promissory Note dated November 14, 1994 (the "Promissory Note") executed by Mr. Glazer and the Trust in favor of the Bank, which is unsecured, and bear interest at the prime rate of interest announced by the Bank from time to time. All principal amounts payable under the Promissory Note are payable in full on October 31, 1995. A copy of the Credit Agreement and the Promissory Note is attached hereto as Exhibit 9 and Exhibit 10, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby amended by inserting the following paragraph after the end thereof:

         The waiting period under the Hart-Scott-Rodino Act commenced by Mr. Glazer's filing on or about October 13, 1994 of a Notification and Report Form for Certain Mergers and Acquisitions with the Federal Trade Commission and the Department of Justice expired at 11:59 p.m. on November 11, 1994.




154228                                                    Page 4 of 45 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) of the Statement is hereby amended by deleting the penultimate paragraph thereof and adding to the end thereof the following:

         On November 17, 1994, the Trust settled its purchase of 289,238 shares of Common Stock pursuant to the letter agreement dated August 16, 1994. On November 18, 1994, the Trust settled the purchase of (i) 1,100,299 shares pursuant to the Securities Purchase Agreement dated as of October 12, 1994,
(ii) 995,698 shares pursuant to the letter agreement dated as of August 18, 1994, and (iii) 57,912 shares that were acquired on September 14, 1994, which was not previously reported.

         The Trust and Mr. Glazer are the beneficial owners of 4,189,289 shares of Common Stock, which constitutes approximately 31.0 %of the outstanding shares of Common Stock (based on the 13,500,000 shares of Common Stock reported as outstanding in Envirodynes' Form 10-Q for the quarterly period ended June 30, 1994). Mr. Glazer's beneficial ownership arises as a result of being the sole trustee of the Trust and during his lifetime, the sole beneficiary of the Trust.

         Item 5(b) of the Statement is hereby amended by deleting the last paragraph thereof and inserting in place thereof the following:

         As of November 17, 1994, the Trust acquired the power to vote or direct the vote or to dispose or direct the disposition of the 289,238 shares
of Common Stock which settled on that day.       As of November 18, 1994, the
Trust acquired the power to vote or direct the vote or to dispose or direct the disposition of the 2,153,909 shares of Common Stock which settled on that day.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Item 6 of the Statement is hereby amended by inserting immediately prior to the last paragraph thereof the following:


         The Trust and Argosy entered into an Escrow Deposit Agreement dated as of November 2, 1994 relating to the 289,238 shares of Common Stock that were subject to the August 16, 1994 letter agreement and settled on November 17, 1994. A copy of the Escrow Deposit Agreement is attached hereto as Exhibit 11.





154228                                                    Page 5 of 45 Pages

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Item 7 of the Statement is hereby amended by deleting Exhibit 3 attached to Amendment No. 1 to the Schedule 13D and replacing it with the
Exhibit 3 attached hereto and adding to the end of such Item the following:

         Exhibit 9 -      Credit Agreement dated November 14, 1994 among the
                          Trust, Malcolm Glazer and NationsBank, N.A.

         Exhibit 10 -     $10,000,000.00 Promissory Note dated November 14,
                          1994 executed BY the Trust and Malcolm Glazer in favor of NationsBank, N.A.


         Exhibit 11 -     Escrow Deposit Agreement dated as of November 2, 1994
                          among the Trust, Wertheim Schroder & Co. Incorporated and The Argosy Securities Group, Ltd.





154228                                                    Page 6 of 45 Pages

                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 21, 1994

                                             THE MALCOLM I. GLAZER TRUST


                                      By:    S//MALCOLM I. GLAZER, AS TRUSTEE
                                             ---------------------------------
                                             Malcolm I. Glazer, as Trustee
                                             By Avram Glazer as Power of
                                              Attorney



                                             S//MALCOLM I. GLAZER
                                             ---------------------------------
                                             Malcolm I. Glazer
                                             By Avram Glazer as Power of
                                              Attorney





154228                                                    Page 7 of 45 Pages

                                   Exhibit 3


                TRANSACTIONS IN THE SHARES SINCE AUGUST 15, 1994

                                                    Number1        Price2
Purchaser                       Purchase Date      of Shares      Per Share
- ---------                       -------------      ---------      ---------
Malcolm I. Glazer                  8/16/94           289,238        $5.165
as Trustee F/B/O
Malcolm I. Glazer
Trust U/A dated as
of March 23, 1990.

Malcolm I. Glazer                  8/18/94           995,698        $5.125
as Trustee F/B/O
Malcolm I. Glazer
Trust U/A dated as
of March 23, 1990

Malcolm I. Glazer                  9/14/94            57,912        $5.1875
as Trustee F/B/O
Malcolm I. Glazer
Trust U/A dated as
of March 23, 1990




____________________

            1    These shares were purchased in private transactions.

            2    The purchase price includes broker's commissions.

154228                                                    Page 8 of 45 Pages

                                EXHIBIT INDEX
                                -------------

         Exhibit No.                         Description
         -----------                         ------------

         Exhibit 9 -      Credit Agreement dated November 14, 1994 among the
                          Trust, Malcolm Glazer and NationsBank, N.A.

         Exhibit 10 -     $10,000,000.00 Promissory Note dated November 14,
                          1994 executed BY the Trust and Malcolm Glazer in favor of NationsBank, N.A.


         Exhibit 11 -     Escrow Deposit Agreement dated as of November 2, 1994
                          among the Trust, Wertheim Schroder & Co. Incorporated and The Argosy Securities Group, Ltd.